EXHIBIT (a)(5)

INTERLINK ELECTRONICS, INC.

FROM: E. Michael Thoben III
SUBJECT: OFFER TO EXCHANGE OPTIONS
DATE: July 9, 2002

Dear employee:

As you know, Interlink Electronics has gone through some difficult times over the last two years. We were not alone and most technology companies have faced difficult problems during this same period. Many of our industry peers no longer exist. We pulled together, made some tough decisions and we are growing again. This rebound results from the contribution and commitment of each of you. Interlink today is a stable company without any immediate threat to its existence. Additionally we are well positioned to take advantage of future opportunities in all of our strategic growth areas. I am grateful for the effort each of you has made to bring this about.

One of the ways that Interlink seeks to reward its employees for exceptional performance is by offering participation in a stock option program. Each of you has been awarded options under Interlink’s program designed to ensure that you will benefit if, as a result of your work, Interlink’s stock price increases. In normal times, this kind of arrangement works well. Unfortunately, the last two years have not been normal times and we have seen an unprecedented devaluation of stock prices. This is especially true for technology companies, including many of our world-class customers. In many cases, this devaluation has little to do with the actual performance of the companies themselves. Thus, while Interlink’s business remains strong and our prospects remain bright, our stock price is currently a small fraction of what it was just two years ago.

Clearly, this devaluation has had a devastating effect on the value of many of the stock options that we granted to you over the last two years. Like all similar companies, Interlink grants options with exercise prices equal to the market price of the stock on the date of the actual grant. Since our stock price was, for a long time, much higher than it is now, this meant that the options that we granted while the stock price was high are now substantially “out of the money”. Even if, through your efforts, our stock price doubles or triples, some of your options will not give you the financial benefit that was intended when they were issued. I and the rest of Interlink’s Board of Directors consider this situation to be unacceptable and we have been consulting with experts to determine what we can do to resolve this issue.

We are to some extent limited in what we can do by applicable accounting rules. The obvious thing would be simply to lower the exercise price of your options that we consider to be too highly priced. Unfortunately, if we did this, Interlink could have to report significant non-cash expense over the next several years, which would have a negative effect on our stock price and thus partially defeat the purpose of what we are trying to achieve.

Interlink’s Board of Directors has concluded that it is prudent for Interlink to offer its employees a stock option exchange program. We believe that the best choice available to us would be offer to each of you the opportunity to exchange any of your options that are currently exercisable for $15 per share or more for Interlink’s promise to issue the same number of options in approximately seven months. The offer applies only to options currently exercisable at either $15 or $27 per share. If you have options that are currently exercisable at other prices, the offer does not cover these options and you cannot exchange them. Also, you must elect to accept or decline the offer with respect to all of your options exercisable at a given price. Thus, you can elect to accept or decline the offer with respect to all of your covered options or to accept it with respect to your $15 options and decline it with respect to your $27 options but you cannot accept the offer with respect to less than all of the options that you currently hold that are exercisable at one price. The new options will be exchanged on a one for one basis: for each old option tendered you will receive one new option. The new exercise price will be whatever the closing price of our stock is on the day the new options are actually granted (in other words about seven months from now). Vesting schedules for your options will not be affected.

However, there are some important differences. If you choose to exchange any options and then you leave Interlink for any reason before the date on which we issue the new options, you would not get the old options back and you also would not get any new options as you would not actually be an employee on the day of the new grant. Also, if you choose to exchange any options, Interlink cannot grant any new options to you before the grant date for the new options in the exchange. Other differences are described in the offer documents and you should carefully review them.

The terms of the new options and the exchange are described in greater detail in the “Offer to Exchange” and related materials that we have sent you with this letter. You should read those documents carefully and discuss it with persons that you know who are knowledgeable about financial matters. If you have any questions about the Offer or how to tender options for exchange, please contact your divisional Vice President or Michelle Lockard. They will either answer your question or put you in contact with someone who can.

Interlink is offering this opportunity to you in an effort to give you a choice about the way in which you are invested in our company. You should be aware that the right choice might not be obvious. As an example, if Interlink’s stock price on the date on which we grant new options is higher than the exercise price of the options you choose to exchange, the exchange will not be to your advantage. On the other hand, if Interlink’s stock price remains below the current exercise price of your exchanged options, the exchange will give you an opportunity to benefit earlier from any further increase in Interlink’s stock price.

Interlink’s management wants to offer you this choice but has no preference or recommendation as to which choice you ultimately make. You should feel absolutely free to accept or decline the offer or to accept it for some of your options but not others.

If you want to accept Interlink’s offer with respect to any of your options, you must complete the necessary forms and send them to Michelle Lockard so that they arrive on or before 5 p.m., Pacific time, August 7, 2002. After that date, unless we decide to extend the offer, you will no longer have this opportunity to exchange any previously issued options.

Once again, I would like to thank each of you for your contribution to our company.

Sincerely,

E. Michael Thoben III
President and CEO

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